FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: 21 December 2015, London UK

GSK completes divestment of rights to ofatumumab for auto-immune indications to Novartis

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the completion of its transaction to divest its rights to ofatumumab for auto-immune indications to Novartis Pharma AG ("Novartis Pharma"), a subsidiary of Novartis AG, following regulatory approval.

The consideration payable by Novartis Pharma to GSK may reach up to $1,034 million and comprises a series of milestone payments as follows:

•   $300 million paid at closing

•   $200 million payable subject to the start of a phase III study in relapsing remitting multiple sclerosis  by Novartis

•   further contingent payments of up to $534 million payable on the achievement of certain other development milestones

Novartis Pharma will also pay royalties of up to 12 per cent to GSK on any future net sales of ofatumumab in auto-immune indications.

Income generated from the divestment will be treated as non-core in line with the accounting policies outlined in the third quarter financial results announcement of 28 October 2015.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)
	Claire Brough	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Jenni Ligday	+1 202 715 1049	(Washington, DC)
	Karen Hagens	+1 919 483 2863	(North Carolina)
	Gwynne Oosterbaan	+1 215 751 7468	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2014.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 21, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc